AB 3/24

U
SECURITIES AI
Wasl

14049549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

8-68994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lodestar Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 Eats 49th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Klein (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Charles J. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lodestar Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA VALDES
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Feb. 5, 2018

[signature]
Signature

FINOP
Title

Patricia Valdes
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68994

YEAR ENDED DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

LODESTAR SECURITIES CORP.

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
212-868-3669
212.868-3498/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Lodestar Securities Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Lodestar Securities Corp. (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lodestar Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

New York, NY Washington DC Mumbai, India San Francisco, CA Beijing, China Athens, Greece

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

New York, NY

February 27, 2014

LODESTAR SECURITIES CORP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	10,434
Deposit with clearing organization		250,077
Due from clearing broker		49,210
Due from other brokers		16,033
Property and equipment, net		13,473
Other assets		29,367
TOTAL ASSETS	$	368,594
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses		13,543
TOTAL LIABILITIES		13,543
Commitments		
Stockholder's Equity		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding		200
Additional paid-in capital		665,101
Accumulated deficit		(310,250)
	$	355,051
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	368,594

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues	
Commission income	$ 609,191
Referral fees	31,994
Interest income	109
Total revenues	641,294
Operating expenses	
Employee compensation and benefits	469,396
Clearing costs	35,048
Market data	35,713
Occupancy cost	125,828
Professional and consulting fees	69,917
Regulatory and SIPC fees	24,424
Travel and entertainment	9,496
Depreciation and amortization	2,669
Other operating expenses	11,498
Total operating expenses	783,989
Net loss	$ (142,695)

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2013	$ 200	$ 233,100	$ (167,555)	$ 65,745
Stockholder's contributions	-	432,001	-	432,001
Net loss	-	-	(142,695)	(142,695)
Balance, December 31, 2013	$ 200	$ 665,101	$ (310,250)	$ 355,051

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net loss	$	(142,695)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		2,669
Changes in assets and liabilities		
Deposit with clearing organization		(250,077)
Due from clearing broker		(49,210)
Due from other brokers		(16,033)
Other assets		(29,367)
Accrued expenses		8,198
Net cash used in operating activities		(476,515)
Cash flows from investing activities		
Acquistion of fixed assets		(3,707)
Net cash used in investing activities		(3,707)
Cash flows from financing activities		
Stockholder's contributions		432,001
Net cash provided by financing activities		432,001
Net increase in cash		(48,221)
Cash, beginning of year		58,655
Cash, end of year	$	10,434
Supplemental cash flow disclosures		
Interest paid	$	-

See notes to financial statements.

LODESTAR SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
LODESTAR SECURITIES CORP. (the "Company") was organized under the laws of the State of New York on October 15, 2011. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company's focus is to execute transactions on an agency basis for institutional clients on a DVP/RVP basis. The Company is also approved to transact in equities, government bonds and corporate bonds. The Company clears customer transactions on a fully disclosed basis through a clearing broker dealer, Pershing LLC. The Company does not hold cash or securities for or on behalf of customers.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition
The Company records commission revenue and related expenses on a trade date basis. The revenue and expenses would not be materially different if reported on a settlement date basis.

Customer Concentration
During the year ended December 31, 2013, two customers made approximately 95% and 4% of total revenues respectively.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight line method over estimated useful lives of five to seven years. Repairs and maintenance which do not increase the useful lives of assets are charged to expense as incurred.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, "Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2013, the Company recorded a full valuation allowance of approximately $138,000, related to the Company's deferred tax assets. The deferred tax asset is primarily comprised of net operating loss carryforwards. Effective tax rates differ from statutory rates due to timing differences in the deductibility of expenses.

There are no unrecognized tax benefits as of December 31, 2013. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-than-likely-than-not to be sustained upon examination by taxing authorities. The Company recognized accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2013. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The years open for IRS examination of the Company are for the periods ended December 31, 2011, 2012 and 2013. The income tax return of the Company for the year ended December 31, 2013 has not been filed as of the date these financial statements were issued.

2 - RELATED PARTY TRANSACTIONS

The Company rents office space effective January 1, 2013 from a relative of the sole indirect shareholder. Please see note on leases below for details.

3 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2013, the Company had net capital of $309,591, which exceeded requirements by $304,591. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2013.

4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers	$ 11,639
Furniture and equipment	4,987
	16,626
Less accumulated depreciation	3,153
	$ 13,473

5 - LEASES

Effective January 1, 2013, the Company entered into a lease agreement with 216 East 49th Street, LLC, expiring December 31, 2017. The monthly rent and future minimum lease payments are as follows:

Year Ended December 31,	Monthly Rent	
2014	5,200	$ 62,400
2015	5,480	65,760
2016	5,624	67,488
2017	5,849	70,188
		$ 265,836

6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through February 27, 2014. There have been no material subsequent events which require recognition or disclosure.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2013

LODESTAR SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Computation of net capital	
Total stockholder's equity	$ 355,051
Less - Non-allowable assets	
Due from other brokers - over 30 days	(2,620)
Property and equipment	(13,473)
Other assets	(29,367)
Net capital before haircuts on securities positions	309,591
Haircuts and undue concentrations	-
Net capital	$ 309,591
Computation of aggregate indebtedness	
Accounts payable and accrued expenses includable in aggregate indebtedness	$ 13,543
Aggregate indebtedness	$ 13,543
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 903
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 5,000
Excess net capital	$ 304,591
Excess net capital at 1000 percent	$ 308,237
Ratio: aggregate indebtedness to net capital	.04 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

LODESTAR SECURITIES CORP.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
212-868-3669
212.868-3498/ Fax
www.rbsmllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors and stockholder's
of Lodestar Securities Corp.

In planning and performing our audit of the financial statements of Lodestar Securities Corp. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Lodestar Securities Corp.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Lodestar Securities Corp.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Lodestar Securities Corp.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lodestar Securities Corp. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Lodestar Securities Corp. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Lodestar Securities Corp. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

New York, NY Washington DC Mumbai, India San Francisco, CA Beijing, China Athens, Greece

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lodestar Securities Corp.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY

February 27, 2014

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
212-868-3669
212.868-3498/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders
of Lodestar Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Lodestar Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lodestar Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Lodestar Securities Corp.'s management is responsible for Lodestar Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding banking activity noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY

February 27, 2014